Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CineLogic Ltd.
1700 Northside Drive, Suite A7-1550
Atlanta , GA 30318
http://cinelogic.pro/

Up to $1,234,999.50 in Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CineLogic Ltd.
Address: 1700 Northside Drive, Suite A7-1550, Atlanta , GA 30318
State of Incorporation: DE
Date Incorporated: May 20, 2022

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Common Stock
Offering Maximum: $1,234,999.50 | 823,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $249.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time Based Perks:

1. 15% within the first 72 hours

2. 10% within the first week

3. 5% within the second week

Amount-Based:

$250 - The Big Fan

Please select a one-of-a-kind CineLogic T-shirt.

$1,000 - The Associate Producer

Exclusive insider access via digital Behind the Scenes while filming, along with a digital copy of our first feature.

$2,000 - The Screenwriter

We will review your screenplay and provide consulting, as it relates to our innovations. Works very well for action scripts.

$7,500 - The Insider

Spend time with us as an extra on set and make it into a guaranteed scene in the final movie.

$15,000 - The Apprentice

Get an inside view into the technology through first-hand experience at CineLogic Academy. During your apprenticeship, you'll be trained by Hollywood veterans and be in the running to join our team. Includes access to digital content on how to be a designer in this universe. Certification provided.

$30,000 - The Innovator

We are looking for team members to train and join our team. You will be engaged in production through a complete CineLogic movie process. Once you pass a basic competency test, you will be placed at the top of our list for consideration to join us. Includes credit on film.

$50,000 - The Actor - 5% bonus shares

Get some real screen time in our first movie! Work on set with us as a featured player. You will go through wardrobe, hair and make up, plus a VIP lunch with key producers and actors. Includes bonus shares, hotel and airfare.

$100,000 - The Action Hero - 5% bonus shares

Let us produce a full action sequence, with you as a star or perhaps a loved one? Do your own stunts or have us fill those spots for you. This package includes proper training, bonus shares, hotel and airfare.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

CineLogic, Ltd. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

CineLogic, Ltd. ("CineLogic" or the "Company") is a team of action-film specialists, including award-winning writers, directors, stuntmen, cinematographers, editors, visual-effects artists, software engineers, and a patent attorney. Our list of over 300 feature film credits (accumulated before we formed CineLogic Ltd.) includes some of the most profitable hits of all time. Through the course of those many movies, we've developed a suite of 4 disruptive innovations, that we call "CineLogic". The Company was formed to take full advantage of those innovations.

We're hoping to make mega-budget action movies, at a discounted price, and sell them to the industry's "big 9" studios/distributors (Apple TV+, Amazon Prime Video, Disney, Fox, Netflix, Paramount, Sony/Columbia, Universal, and Warner). And, in time, we are planning to franchise that business model to others, whom we train.

CineLogic, Ltd. was incorporated on May 20, 2022, as a domestic C-corporation under the laws of the state of Delaware.

Competitors and Industry

<u>Industry</u>

Because our technology and production processes are novel innovations that apply to the existing film and television industries, it is difficult to place our company and business model into an existing industry. However, we foresee our products and services initially benefiting mainly feature films and major studio releases.

With both worldwide competition and feature film production costs increasing, major content producers will be searching for methods to lower costs in order to achieve ever-dwindling opportunities to generate profit.

For example, Tencent Video and iQiyi dominate China's fast-growing online video streaming market, benefiting from a new generation of customers who are willing to pay to watch movies online.

https://www.scmp.com/tech/article/2137870/chinas-consumers-are-paying-watch-movies-online-foreign-streaming-giants-are

All this while average global online content consumption doubled in 2020 from an average of 3 hours per day to 6 hours per day. So there are more screens, playing more content than ever before.

https://www.forbes.com/sites/johnkoetsier/2020/09/26/global-online-content-consumption-doubled-in-2020/?sh=398b51b82fde

We believe our business can feed them all, and our technologies allow alternate versions of our big-budget movies to be produced, at almost no additional cost. So, overseas markets can see their favorite big-budget "American" action movies, but starring their own country's favorite actors, speaking their own language. Big-budget American action movies already do fine overseas, but we believe they'll do far, far better, when custom tailored with each market's favorite stars. Additional sources for this information can be found below.

https://www.hollywoodreporter.com/business/business-news/hollywood-production-costs-20211234961515-1234961515/

https://deadline.com/2022/06/top-gun-maverick-crosses-1-billion-worldwide-box-office-tom-cruise-paramount-1235052186/

https://www.cbsnews.com/pictures/biggest-movie-flops-box-office-bombs/15/

https://www.wrapbook.com/blog/new-film-technology

Additionally, global entertainment revenues increased 10.4% from an estimated USD $2.12 trillion in 2020 to USD $2.34 trillion in 2021. And this followed a brief pandemic-related 2.3% decline in 2020.

The Video Streaming Industry reached $72.2 billion in 2021. Projected $115 billion by 2026

June 2022 US Box Office was up 141% over 2021.

The Summer 2022 domestic box office grossed over $3.4 billion.

The number of people streaming video-on-demand (VoD) content on smartphones jumped from 23% in 2019 to 30% in 2020, and that growth shows no sign of slowing. In the sports sector alone, revenue is expected to reach $85 billion by 2024.

Sources:

https://investingnews.com/global-entertainment-media-revenues-surge-to-2-3-trillion-virtual-reality-sees-36-growth-as-gaming-and-esports-are-on-pace-to-become-a-324-billion-business-pwc/

https://www.statista.com/statistics/237749/value-of-the-global-entertainment-and-media-market/

https://www.statista.com/outlook/dmo/digital-media/video-on-demand/video-streaming-svod/worldwide

https://www.statista.com/outlook/dmo/digital-media/video-on-demand/video-streaming-svod/united-states

https://moneyinc.com/streaming-services/

https://www.forbes.com/sites/dbloom/2022/06/21/us-streaming-video-market-tops-29-billion-but-plenty-of-challenges-remain/?sh=278eb0c34a0a

https://go.sensortower.com/rs/351-RWH-315/images/state-of-streaming-apps.pdf

https://www.boxofficemojo.com/season/summer/2022/

https://www.forbes.com/sites/scottmendelson/2022/08/24/movies-summer-box-office-top-gun-minions-jurassic-marvel-elvis-lightyear/?sh=72a1f1ef6d84

https://collider.com/summer-2022-box-office-numbers-top-gun-maverick/

https://www2.deloitte.com/us/en/insights/industry/technology/future-of-the-movie-industry.html

https://www.uncsa.edu/news/20220110-film-business-in-2022.aspx

https://www.forbes.com/sites/petercsathy/2020/02/09/content-ownership-is-king-thats-why-movie-tv--music-libraries-are-in-such-high-demand/?sh=11e6838e31e6

https://news.ucdenver.edu/how-supply-and-demand-could-help-filmmakers-in-the-time-of-coronavirus/

https://www.statista.com/topics/7987/premium-video-on-demand/

https://www.zype.com/en/blog/the-rise-of-video-on-demand

https://www.statista.com/statistics/867041/share-tv-streaming-subscribers-latin-america-platform/

https://labsnews.com/en/articles/business/latin-america-surpasses-the-u-s-and-europe-and-is-already-the-second-fastest-growing-streaming-market-in-the-world/

Competitors

Our competitors are the producers of the approximately 100 independent movies made per year, that have a chance at being acquired by the big-9 studios/distributors. But we've seen none of these films offer big-budget action. Producing big-budget action is the exclusive domain of the studios' own production departments … until now. Our innovations allow us to sell the studio these films at a healthy markup to our cost, while still locking in a substantial discount to their own production departments' cost – a true win for us and our customers.

We've seen theaters need their favorite product (big-budget, spectacle blockbusters) at lower prices. So, do the premium cable channels like HBO & Showtime. Likewise for broadcast TV, and all the streaming channels like Netflix, Amazon Prime, Apple TV, HBO Max, Disney Plus, Paramount Plus, Hulu, Vudu, Youtube, etc. An unquenchable demand is there, but supply is bottlenecked by ever-growing production costs.

A24 is an American independent film production company founded in 2012, with annual revenue over $120M. They're best know for 'Jurassic World: Dominion', and recently 'The Lost City' and 'Elvis'. We believe our company has the capability to be better in product quality, because we can make customized versions for specific market demographics. For example, 'Jurassic World: Dominion' did okay, overseas – but we'd have made the movie with custom versions, featuring a separate, local cast for each region. So, we believe we'll be able to compete against A24 – but the more likely scenario is that they'll come to us, for technology & services.

Alcon Entertainment is an American film production company founded in 1997, with an annual revenue of $9M. They're best know for 'Garfield', 'The Blind Side' and 'Blade Runner 2049' With regard to 'Garfield', that's not the kind of movie we specialize in. But for the movies Alcon does make in our category, we believe our product is better, in terms of quality – because our system allows us to test and improve our movies (about 150 times), in our computer simulator, before we actually go out and film. In terms of revenue generation, our films would be the same as theirs, but our lower cost should mean wider margins. We believe Alcon too, will be tech customers of ours, as well as movie competitors.

Scott Free Productions is a British-American independent film production company founded in 1970, with annual revenue of $7.4M. They're best known for 'Alien', 'Gladiator' and 'Thelma & Louise'. Though we wouldn't try to compete against Scott Free with movies like 'Thelma & Louise', we would compete against them in the action genre, with what we believe is a better product – for the reasons mentioned above. And again, though our revenue from a good film, will be the same – our margins should be far wider. Scott Free will also be a likely tech customer, in the future. And like the other two companies mentioned above, "growth" isn't really a part of their plan. All three of these companies have been putting out about the same number of films/year, because they're constrained by how many films their top talent can work on at a time. We believe our model is free of that restriction, because our technology scales our production capacity.

Sources:

What percentage of independent films are profitable?: https://stephenfollows.com/what-percentage-of-independent-films-are-profitable/#:~:text=Over%20the%20past%20two%20decades%20(1999%2D2018)%20I%20found,that%2094.3%25%20were%20independent%20fil

"Over the past two decades (1999-2018) I found 37,472 feature films made in the US. Only 5.7% were made or released by one of the five major Hollywood Studios, meaning that 94.3% were independent films."

So, in this case, our competition would be that 5.7%, and maybe a few more that came close to being in that 5.7%, but then fell short.

Sources:

How Big is the Indy Film Market? – Indy Film Library: https://indyfilmlibrary.com/how-big-is-the-indy-film-market/

How many independent films reach cinemas?:https://stephenfollows.com/how-many-independent-films-reach-cinemas/

Revenue Reporting for American independent film studios - Wikipedia: https://en.wikipedia.org/wiki/Category:American_independent_film_studios

NOTE: This list uses a different meaning for the word "independent". In this case, they use the word to describe the "feel" of the movies they make – usually meaning character-driven dramas or comedies, as opposed to big-budget spectacles.

The normal use of the word means "independent from big studio funding or ownership." Based on that definition, many of the companies listed in this article would be disqualified. For example "Sony Pictures Classics" is owned by Sony, so it's not really "independent" of the big 9 studios. Likewise with TriStar Pictures. Likewise, Castle Rock, Warner Independent Pictures, and New Line are all owned by Warner. And likewise with Dimension and Searchlight, which are owned by Disney. And likewise, Focus is owned by Universal.

A nice feature of this list is if you hover your mouse over a company, it gives you more information, which often includes when it was founded.

Current Stage and Roadmap

<u>Current Stage</u>

Our suite of innovations, commonly referred to as "CineLogic", has been thoroughly (and successfully) field-tested in some of the most complex scenes in some of Hollywood's biggest hits, featuring many of Hollywood's biggest stars.

Our product is currently available and has been tested in many movies, over many years, and is ready to be deployed. However, the platform envisioned to begin our future "franchise" model is still under development. The CineLogic team, the CineLogic system, and IP have been used on many movies and over many years. CineLogic Ltd. was founded in May 2022 and is pre-revenue.

<u>Roadmap</u>

Our next step is to simply scale these operations up from several scenes per movie to the entire movie. This will allow us to make custom-tailored versions of the movie for each major film market country – what we call a "cluster".

During that production run, we plan on training our first franchisees, so that they'll be able to produce clusters of their own – and thus scale our overall production capacity.

From there, we intend to build an online platform, that will allow more and more productions to join our franchise, and share resources.

And finally, we intend to buy or build a physical studio, as a base of operations for all this coordinated production.

The Team

Officers and Directors

Name: Guy Manos

Guy Manos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** C.E.O.
  Dates of Service: May 20, 2022 - Present
  Responsibilities: Management of all key systems, development and identification of patents, set up of apprenticeship program. He does not currently receive a salary for his work with the Company but plans to begin paying himself a salary when the Company begins production on the first cluster of films.

- **Position:** CFO
  Dates of Service: May 20, 2022 - Present
  Responsibilities: Please update with details found in your Bylaws

- **Position:** Director
  Dates of Service: May 20, 2022 - Present
  Responsibilities: Please update with details found in your Bylaws

- **Position:** Secretary & Treasurer
  Dates of Service: May 20, 2022 - Present
  Responsibilities: Attend all sessions of the Board of Directors and all meetings of the stockholders, and record all votes of the Company and the minutes of all its transactions; maintains custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company

Other business experience in the past three years:

- **Employer:** Directors Cut
  Title: Director of CineLogic Research
  Dates of Service: July 01, 2000 - March 01, 2022
  Responsibilities: Managed Intellectual Property research

Name: Daniel McNicoll

Daniel McNicoll's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: May 20, 2022 - Present
  Responsibilities: Overseeing the day-to-day operations of the company. Currently not receiving a salary from the Company

Other business experience in the past three years:

- **Employer:** Galatia Films, LLC
  Title: Executive Director
  Dates of Service: January 15, 2007 - March 01, 2022
  Responsibilities: Day-to-day business operations, long-term planning for the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SEC Reg CF offerings should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any secuities offering purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Media, Technology, Film & Video industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock securities that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
CineLogic was formed on May 20th, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CineLogic has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that CineLogic is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The Chief Executive Officer does not currently receive a salary for his role with the Company.
Guy Manos, the CEO and sole member of the Board of Directors of CineLogic, Ltd. ("CineLogic"), does not currently receive a salary for his work at CineLogic. Although Guy is a majority owner of CineLogic and has committed significant time and effort to the Company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once the Company begins production on its first cluster of films or begins generating revenue, it is expected that Guy will begin to be paid a salary to be determined by the Company's principal shareholders, and its executive team, and based on existing financial circumstances at that time. However, there is no guarantee Guy will be paid a salary for his work at CineLogic if these preconditions, or unforeseen conditions currently unknown, are not met.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Guy Manos	2,805,000	Common Stock	51.0%
Daniel McNicoll	2,695,000	Common Stock	49.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,333 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 38,500,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends: Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors.
Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,500,000
  Use of proceeds: NA
  Date: May 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With the funds raised by the initial Capital Raise Campaign, Company is able to operate its business for a minimum of 3.5 - 4 years.

Foreseeable major expenses based on projections:

There are two categories of major expenses:

Operating Expenses. Employee salaries, Independent Contractor Payments, Office and Miscellaneous Expenses.

Production Budget. The funds needed to produce the first cluster of feature films.

Future operational challenges:

The operational challenge is in deciding which foreign market versions of the film clusters to produce. The issue is whether China (the largest consumer of feature films) will accept the Chinese version of the film as opposed to the American version; and whether it is more profitable to make a Chinese version.

Future challenges related to capital resources:

Other than raising the desired funds, Company sees no challenges related to capital resources.

Future milestones and events:

Milestone #1: Reach Capital Raise Benchmark 1: ($1MM)

Milestone #2: Start Pre-Production of First Cluster of FIlms

Milestone #3: Reach Capital Raise Benchmark 2: ($5MM)

Milestone #4: Start Production of First Cluster of Films

Milestone #5: Reach Capital Raise Benchmark 3: ($33MM)

Milestone #6: Finish and Sell First Cluster of Films

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August, 2022, the Company has shareholder commitments and lines of credit for $300,000.00. Company is also actively in the process of obtaining third-party financing through co-production deals, production service customers and capital investors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you

have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support continued business operations and produce the first Cluster of Films.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 2-5% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1-2 years on a skeleton. This is based on a current monthly burn rate of $1,000 for expenses related to R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5+ years. This is based on a current monthly burn rate of $16,500.00 for expenses related to salaries, pre-production and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated and is actively seeking additional future sources of capital in the form of a (1) Production Partner; (2) Production Services Customers; and (3) R&D Capital Investors.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $57,750,000.00

Valuation Details:

The Company's pre-money valuation of $57,750,000.00 is based upon an internal analysis and calculations of the following:

1. Value of Assets. The Company currently owns over 200 trade secrets in the areas of Film Production, Blueprinting, F.E.E.D., Micro-Production, Sharing, Network Production, etc. These trade secrets and confidential processes, we believe, will allow the Company to be able to produce multi-million dollar big-budget action movies for less than the $100M -200M that's typically spent by larger film producers.

2. Management's Experience and Prior Success. The Company's competitors are all independent major film production companies, such as A24, Alcon and Scott Free. These companies exclusively use the age-old production process of Produce First and Design Later. The Company employs the reverse process, Design First and Produce Later. In the Produce First and Design Later process, the cost is sacrificed for quality. For example, the average big-budget action film requires over 300 hours of film footage to be shot and edited. Our process requires under 8 hours of film footage to be shot. Based on our experience and knowledge of the industry, this represents a cost savings of over 50%.

For Example: In the big-budget action movie Eraser, starring Arnold Schwarzenegger, the founders of the CineLogic team, while working for an unrelated company that predates the formation of CineLogic, Ltd., delivered two specific scenes for the movie. These scenes were initially budgeted at over $5 Million to deliver. We shot, edited, added special effects, and delivered both scenes for only $360K – representing significant cost savings compared to traditional methods. One of these two scenes can be viewed at the following link:

https://www.youtube.com/watch?v=VfmNeuDE5-8

Second Example: The motion picture Cutaway, starring Dennis Rodman, Tom Berringer, and Steven Baldwin is similar to Point Break (1991), Drop Zone (1994), and Terminal Velocity (1994). It's estimated that Paramount spent $16 Million just for the aerial action footage in Drop Zone.

The Company's founders (before CineLogic Limited was formed) delivered more aerial action footage of better quality for Cutaway for only $1.2 Million – representing significant cost savings compared to traditional methods.

Third Example: Shadow Ops (1995) was a low-budget pilot for a television series, starring Adam Baldwin and Terrance Howard. The film had an estimated overall budget of just over $4 Million. The Company's founders (before CineLogic Limited was formed) produced three scenes for the pilot. Paramount Pictures budgeted these scenes at $900K collectively. The Company's founders then delivered all 3 scenes for only $100K – representing significant cost savings compared to traditional methods being used at the time.

Through an unrelated company prior to CineLogic, Ltd.'s formation, the Company's founders fulfilled the same process described above, with similar cost-savings for the following films:

Unhinged (2020)

Velvet Buzzsaw (2019)

Destroyer (2018)

Nightcrawler (2014)

Need for Speed (2014)

Ultraviolet (2006)

Equilibrium (2002)

Get Smart (2008)

Grudge Match (2013)

Medieval (2022)

The experience of the Company's management is evidenced by the above examples of how the Company's founders (before CineLogic Limited was formed) were able to generate substantial production cost savings on the above-listed 12 major motion pictures and television pilots.

The Company's Management team has brought this extensive experience to the Company for all future projects.

3. Established Business Relationships. Through their extensive experience, years working in this industry, and reputations for delivering results, the Company's founders have formed business relationships with the following companies:

-Epic Games – Creator of Unreal Engine 5 – the 3D Modeling Software used by most major motion picture producers and 3D video game manufacturers. The Company has a strategic relationship with Epic Games.

-Third Floor – The Film Industry's top animators and graphic artists are used by most major motion picture producers. The Company has a strategic relationship with Third Floor.

-Warner Brothers & Paramount Pictures – The Company's founders, through their work on prior films (before CineLogic Limited was formed), have a history of subcontracting with these companies who have contracted for the delivery of scenes in major motion pictures.

4. Fully-Diluted Outstanding Shares Calculation

The Company currently has 38,500,000 outstanding shares calculated on a fully-diluted basis. Multiplying this amount by our share price of $1.50 produces a pre-money valuation of $57,750,000.00.

Conclusion

Based on our analysis of the factors, we believe that the pre-money valuation of $57,750,000.00 is accurate and reasonable.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock has been authorized or issued; (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  8.0%
  Development and streamlining of the blueprinting process, whereby the film, and all other-market variants, are designed and

finalized prior to the production phase of filming. This process is what translates to the overall cost savings of up to 80%.

- *Company Employment*
  15.0%
  This includes salaries for management and administrative staff.
- *Working Capital*
  35.0%
  The actual production, review and finalization of the blueprinting process for a feature film. This may also include location scouting and procurement.
- *Operations*
  35.0%
  The actual production (filming) of footage for the motion picture, and other-market variants.
- *Miscellaneous expenses.*
  1.5%
  Miscellaneous and unforeseen expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://cinelogic.pro/ (http://cinelogic.pro/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cinelogic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CineLogic Ltd.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

CineLogic

Breakthrough film production technologies


CineLogic

Website · Atlanta , GA · FILM & VIDEO

$0.00 raised

0 Investors	**$57.8M** Valuation
$1.50 Price per Share	**$249.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.23M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

To edit down to a 2-hour movie, Hollywood directors must shoot over 300 hours worth of shots. The preparation that goes into each shot is wildly expensive. That's why big movies cost $200-300 million. CineLogic is a new way of filmmaking that eliminates the need for 292 of those 300 hours. First, we make inexpensive animated versions of the film, one after another, until we're satisfied that our movie design is award-caliber quality. The final animated version then serves as the precision template for shooting the real film. Our mission is to franchise this system to talented filmmakers everywhere.

Overview | Terms | Updates | Comments | Follow

Reasons to Invest

- CineLogic has been thoroughly, successfully and profitably field-tested, over many years, on complex action scenes in some of Hollywood's biggest hits.
- CineLogic targets exponential growth when its first film trains a cadre of franchisees who then make films that train additional franchisees, and so on.
- The customers for these CineLogic-made films are the underserved, "Big 9" distributors - that are always hungry for new, big-budget action content.

UNIVERSAL · Walt Disney · NETFLIX · Paramount · prime video · tv+ · Warner Bros. Pictures · Sony Pictures · 20th Century Fox

OVERVIEW

Creating a new blueprint for Hollywood

The filmmaking industry rests on an archaic production process so ***unsystematic*** that it prevents adoption of "new millennium" ***systems*** solutions that have transformed other industries (source).

CineLogic is an ***alternative*** production process that shifts the live experimentation of the movie set into a computer simulator. The simulations are 3D-animated and used to ***blueprint*** the entire film, frame-for-frame, shot-for-shot and cut-for-cut, precisely as it will unfold on screen. Simulator experimentation slashes costs (not marginally but by orders of magnitude) and ***decouples*** the design function from the production function, enhancing both.

In other words, when the movie is designed ***at the beginning of the process instead of at the end***, only 8 hours of footage need be shot rather than the usual 300. More importantly, because our crew has an animated blueprint to work from, each hour of filming our way requires only a fraction of the resources required for an hour of conventional filming.



Blueprint designed by CineLogic (left). CineLogic founder, Guy Manos, skydiving champ, doubling Schwarzenegger in 'Eraser'. The scene won our first nomination for MTV Best Action Scene and was the foundation of the Warner Bros ad campaign, while being produced for less than 8% of the standard cost.


The CineLogic Network Effect
BILLION DOLLAR CONTENT
OUR NETWORK EFFECT
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THE PROBLEM

The Hollywood movie industry is plagued by two problems – sky-high production cost and unpredictable quality*

Filmmaking requires ***extensive*** experimentation (exploring the many ways a given screenplay can be portrayed on screen). Though a large portion of this experimentation is done in the editing room, most is conducted on set. Such "live" experimentation in any industry is expensive, but in filmmaking the cost is staggering.

What we see as as worse, is that live experimentation entangles the design function with the production function, degrading both and violating a fundamental principle of operations management - that design must ***precede*** production. So, the problem in the movie industry is that a movie isn't really designed until after filming is completed. That's when the director and editor sift through some 300 hours of footage (enough to make dozens of movies) and (hopefully) design a coherent 2-hour film. In most industries it's the other way around, in that the end product is designed before the components are produced.

CineLogic addresses both problems.

THE SOLUTION

A new production system

First, we use the industry's top game engine, as a simulator, to produce our movie on our computer screen.

Next, we test our computer-screen movie, and make a list of all its flaws. Then we go back into the computer simulator and fix every one. Then, we repeat this process, about 150 times ... our solution to the quality problem.



What we're left with is a precision template for our finished film - that includes sets, locations, costumes, music, sound, lighting, lenses, angles, camera movement, dialog, choreography, editing, even the credits - In other words ... EVERYTHING!

This precise foreknowledge of every detail of our finished film allows us to then spend our real-world dollars ONLY on actually producing what we already know is going to survive the editing process - which allows us to radically slash the size of our crews, and the amount of footage they need to shoot ... our solution to the cost problem.



OUR BUSINESS MODEL

Here are the four worst recent losers, in our very specific, demographic, budget, genre and sub-genre category.


TATUM
FOXX
WHITEHOUSEDOWN
DEEPWATER
HORIZON
NO RULES.
NO LIMITS.
POINT
BREAK
WILL SMITH
GEMINI MAN

Yet each of these movies brought in more than $100M in box-office revenue, and then more through cable and streaming. That's more than most Oscar winners bring in.

So, at CineLogic, we like to say “the big-budget-action category doesn’t have a REVENUE problem. It has a COST problem. So, if you had a technology that could deliver big-budget-action at a great enough discount, your worst, worst movies would be modest winners. Your average movies would be big winners, and your good movies would be ridiculous winners."

HOW WE ARE DIFFERENT

We use computer simulators to attack the cost of big-budget film production.

While the rest of the industry designs their films as they produce them, our innovations allow us to separate the design and production functions. This separation triggers breakthroughs in both quality and cost.


Costs
Separating production from designs allows us to...
Precision Procurement
Limit procurement to only those elements that will survive the editing process.
Precision Timing
Save money by ordering those elements early enough to earn maximum discounts.
Precision Coverage
Save money by limiting shooting to only those shots that will survive the editing process.
Precision Camera Rolls
Save money by further limiting these shots to the precise length that will survive the editing process.
Internationally Friendly
Producing the international versions of each shot at the same time as their American counter-part.
Quality
Separating design from production allows us to...
Increased Creative Experimentation
Raise quality by spending more time, creatively on design experimentation.
Precision Demographic Targeting
Match designs to the known requirements of our demographic target audience.
Thorough Testing
Raise quality by thoroughly testing designs before finalizing them.
Precision Communication
Raise quality by precisely communicating design requirements to production vendors.
Precision Budgeting
Precise budget productions eliminate the guesswork of interpreting screenplays.

In the existing world of big-budget film production, any one of these benefits would constitute a significant competitive edge - but taken together, we see them as an overwhelming advantage.

Our History

CineLogic's team began innovating pre-visualization technologies in 1983. Soon after, "CineLogic" became known as an expanding Intellectual Property portfolio, encompassing how to best use ever-evolving, pre-visualization technologies in film production. Along the way, CineLogic became a verb – as in “to CineLogic this scene” – something the team has been profitably doing for Hollywood hits, from 1996 through 2021. CineLogic Limited is a new, pre-revenue corporate entity, formed in May 2022, to allow StartEngine investors to join the team in our mission to disrupt the film & television industries, with the CineLogic innovations. CineLogic’s cost-saving technology and processes are fully operational and have been used by customers however its “franchise” platform is still in development.

THE MARKET

An unquenchable demand for big-budget films

Demand for high-end content is expanding, with Asia, Latin America, the Middle East and Africa leading the way (source, source, source). These highest growth regions add to an existing robust demand in Europe and North America (source, source). This growth correlates with the proliferation of theaters and screen devices, worldwide.


"Global entertainment revenues surged to $2.3 trillion last year. These are findings from Pricewaterhouse's GlobalEntertainment & Media Outlook 2022-2026."
"The video streaming industry reached $72.2 billion in 2021, with most of the revenue coming from the United States. It is projected to reach $115 billion by 2026."
CINEMA
"US box off in June 2022 was up a staggering 141 percent from June 2021. The $1 billion milestone is a massive achievement."

*source, source, source

OUR TRACTION

300 feature films in our team's ever-growing list of credits

OUR CREDITS


TITANIC
OCEAN'S TWELVE
AMERICAN SNIPER
JASON BOURNE

CineLogic is a team of veteran, action-film specialists, including award-winning producers, writers, directors, editors, stuntmen, cinematographers, visual effects artists, visual effects supervisors, composers, software engineers and a patent attorney. Our list of over 300 feature film credits include some of the most profitable hits of all time. Through the course of those many movies, we've developed a suite of disruptive innovations that we call CineLogic.


MINORITY REPORT
BOOGIE NIGHTS
INSIDIOUS
WANTED
Kingsman

OUR BUSINESS RELATIONSHIPS

THE THIRD FLOOR   UNREAL ENGINE





The Third Floor, formerly a division of Lucasfilm working on Star Wars: Episode III – Revenge of the Sith, this award-winning pre and post-visualization company continues to work on many big budget films for the major studios and comic book movie franchises.

Unreal Engine is a photorealistic 3D game engine developed by Epic Games. As the power behind notable games Fortnite and the upcoming Hogwarts Legacy and Star Wars Jedi: Survivor, it was named the "most successful video game engine" by Guinness World Records.

WHY INVEST

Targeting exponential growth

The most compelling aspect of the CineLogic innovations is how they lead to what scientists call a "feedback loop."

In our case, the feedback loop is that as more productions join our franchise, the cost of production continues to drop for ALL productions in our franchise. This drop in costs allows more productions to be able to afford to join us, as franchisees - which, in turn, cuts costs again - which, in turn, brings in more productions - and so on.


COSTS
DROP
NEW
USERS

And the beauty of this math is that there is no point of diminishing return. The cost of the cinematic look, that brings in the most money, keeps getting cheaper and cheaper.

Our Team Roster


Guy Manos
Founder/CEO
Guy is the technical master-mind behind CineLogic, a University of Miami film-school graduate, a world skydiving champion, stuntman, screenwriter and director. Guy was one of the pioneers of what the film industry now calls "pre-vis" --- the jumping off point, for all the CineLogic innovations. In the development of the CineLogic IP portfolio, Guy thoroughly field-tested and proved out all the CineLogic innovations - on big-budget features for Disney, Warner Bros., Paramount and Universal.
Daniel McNicoll
Founder/President
Daniel, executive director of Galatia Films and co-founder of CineLogic, studied finance at Belmont University. He's worked for Deutsche Bank in Scotland and severed as a mutual fund accountant at PNC Bank. Daniel's has completed projects for Apple, Netflix, Disney and Warner Bros. After deep financial analysis of the CineLogic IP portfolio, he put the company on the path to monetization/profitability and (via a rapid franchise model) charted a path toward full-scale optimization.
4 WGA Writers
3 Writers
2 Producers
5 DGA Directors
3 Directors
4 Directors of Photography
7 Stunt Coordinators
2 Patent Attorneys
1 Post-production Supervisor
2 VFX Supervisors
2 Film Editors
1 Sound Editor
2 Composers
2 Software Engineers

**Guy Manos - LinkedIn, Daniel McNicoll - LinkedIn*

1988



Deployment #1

Captained by CineLogic team members, the 81-person World Record is set - using animated C.A.D. stills, generated by a computer, to pre-visualize shots and brief the team.

1991



Intellectual Property Development Alpha

To prepare him for his aerial stunts in 'Point Break', Patrick Swaize trains under CineLogic team members. His program forms the safety protocols woven into all of CineLogic's IP.

1992



I.P. Dev. Delta

CineLogic team members perform and film highflying stunts in Sylvester Stallone's 'Cliffhanger' – and get our first exposure to the cost/quality analytics of big-budget movies.

1993



I.P. Dev. Kilo

Team members perform in famous bridge scene in Arnold Schwarzenegger's 'True Lies' – focused on the stunt's "one take" requirement. If that shot can be captured in just one take, why not others?

1994



I.P. Dev. Lima

CineLogic team members move, for the first time, into top management positions on Wesley Snipe's 'Drop Zone' - completing the IP research necessary to deploy they system.

1995



Deployment #6

Our system is deployed for the first time on a major motion picture – Arnold Schwarzenegger's 'Eraser'. The scene was nominated for the 'MTV Best Action Award', at less than 4% of the normal cost.

1996



Deployment #7

CineLogic team members win their first CLIO award for the year's #1 commercial for 'Sony'.

1999



Deployment #17

Cinelogic team members hold all the key positions when they write, produce, direct, shoot and perform in their first feature film - 'Cutaway' – taking a key step toward "industrializing" our process.

2002



Deployment #24

CineLogic's transferability is successfully demonstrated on Christian Bale's 'Equilibrium', when the system is run by a "second generation" CineLogic member, without the help of the veteran team.

2005



Deployment #28

CinelLogic pushed new-wave action choreography and quick-cut timing to a new level in Milla Jovovich's 'UltraViolet'.

2008



Deployment #33

Faced with "lowering the budget or losing the scene" Warner Bros. deploys the CineLogic team to deliver the award-winning scene in Anne Hathaway and Steve Carrell's 'Get Smart'.

2012



I.P. Dev. Tango

CineLogic team members research and document the implications of our F.E.E.D. system on Robert Downey Jr.'s 'Iron Man 3' – which cracks $1.2B in box office, and steals the show at the MTV Awards.

2013



Deployment #40

Our Micro-Production innovation proved "talent friendly" on 'Grudge Match' - starring Oscar winners Sylvester Stallone and Robert DeNiro.

2014



Deployment #44

A CineLogic team member racked up nominations and awards on Jake Gyllenhaal's 'NightCrawler'.

September, 2014



Deployment #45

The same CineLogic team member racked up even more nominations and awards on Aaron Paul's 'Need for Speed'.

2018



Deployment #55

Dramatic actress Nicole Kidman tests out the CineLogic action system on 'Destroyer'.

2020



Deployment #60

CineLogic controlled costs in the many extended car-action sequences in Russell Crowe's 'Unhinged'.

2022



Deployment #68

CineLogic's "show me, don't tell me" approach helped foreign language crews, keep up the pace in Ben Foster and Sir Michael Caine's 'Medieval'.

Offering Summary

Company	CineLogic Ltd.
Corporate Address	1700 Northside Drive, Suite A7-1550, Atlanta , GA 30318
Offering Minimum	$9,999.00
Offering Maximum	$1,234,999.50
Minimum Investment Amount (per investor)	$249.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	6,666
Maximum Number of Shares Offered	823,333
Price per Share	$1.50
Pre-Money Valuation	$57,750,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time Based Perks:

1. 15% within the first 72 hours

2. 10% within the first week

3. 5% within the second week

Amount-Based:

$250 - The Big Fan

Please select a one-of-a-kind CineLogic T-shirt.

$1,000 - The Associate Producer

Exclusive insider access via digital Behind the Scenes while filming, along with a digital copy of our first feature.

$2,000 - The Screenwriter

We will review your screenplay and provide consulting, as it relates to our innovations. Works very well for action scripts.

$7,500 - The Insider

Spend time with us as an extra on set and make it into a guaranteed scene in the final movie.

$15,000 - The Apprentice

Get an inside view into the technology through first-hand experience at CineLogic Academy. During your apprenticeship, you'll be trained by Hollywood veterans and be in the running to join our team. Includes access to digital content on how to be a designer in this universe. Certification provided.

$30,000 - The Innovator

We are looking for team members to train and join our team. You will be engaged in production through a complete CineLogic movie process. Once you pass a basic competency test, you will be placed at the top of our list for consideration to join us. Includes credit on film.

$50,000 - The Actor - 5% bonus shares

Get some real screen time in our first movie! Work on set with us as a featured player. You will go through wardrobe, hair and make up, plus a VIP lunch with key producers and actors. Includes bonus shares, hotel and airfare.

$100,000 - The Action Hero - 5% bonus shares

Let us produce a full action sequence, with you as a star or perhaps a loved one? Do your own stunts or have us fill those spots for you. This package includes proper training, bonus shares, hotel and airfare.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

CineLogic, Ltd. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Okay, here's a short intro, that will, hopefully, encourage you to check out our longer videos, and dive into all the details.

We are CineLogic – a team of action film specialists with over 300 feature film credits. And we're launching a new business, based on a suite of 4 breakthrough innovations we've developed.

Now, what you're seeing here is called "pre-viz" technology – an innovation we helped pioneer. But today, Hollywood uses it on all their big movies. But they use it the wrong way – a way that only slightly boosts the quality of their movies, and only cuts their costs by 1 or 2%.

But when you use it with our innovations, the way we have, on famous movie scenes you probably know, you get a tremendous boost in quality, and you can cut the normal 300 hours of footage you need to shoot down below 8 hours, which cuts cost by over 50%.

We call this part blueprinting. And once you have a blueprint of precisely what the audience is going to see, for the entire movie, you can use the same software to "zoom out", so you can plug in all the crew and equipment needed to capture each and every shot.

We call this part F.E.E.D., for "front-end-engineering & design". Running our FEED process allows you to deploy our precision computerized system we call "micro-production" – which reduces your crew size, from something like this … to something like this – which saves you even more.

Micro-production also allows you to do what we call "sharing", which means you can now use an expensive shot set-up, from one movie, to produce shots for other movies, TV shows, commercials – and the big one - videos from online content creators.

You can even use our sharing system to make a big-budget American action movie, and, for almost no additional cost, release the same movie in China, but with an all Chinese cast speaking Mandarin. Then likewise for Japan, India, Germany, France and all the major film markets.

The magic of this sharing math, also applies to sequels, commercials, TV shows and music videos – all of which create more revenue streams and cross-promote your movies.

But, the most important takeaway, for now, is to know that, as more productions use our innovations, the cheaper it gets for ALL productions using our innovations – a lot cheaper.

The savings math of this network effect is really compelling and we've spent years and significant capital, locking up all the key mechanisms for profiting from it, which points to a kind of franchise model at scale. So, please, take a deep dive into our longer videos and more detailed information – so you can invest in us, on StartEngine - and then, join us on set, to take advantage of this big opportunity, to make big movies, with even bigger savings, aimed at even bigger profits.

***

Second video

Okay, if you've seen our earlier video, you know the topic is movies – or more accurately, a discovery from the movie industry, that leads to something about a thousand times bigger than the movie industry.

But first – if you haven't seen our video, we are Cinelogic, a team of action film specialists, with over 300 feature film credits.

A list of our credits is available on request, but for now, know that what you're watching here are just a few of the many, many movie moments we've been a part of.

Our team includes award winning producers, directors, writers, production designers, cinematographers, editors, stuntmen, stunt riggers, action directors, special effects artists, special effects makeup artists, computer effects artists and software engineers. We also added an Intellectual Property specialist, when we started to realize the implications of some of our discoveries.

But the point is, we're movie guys.

And second, all of our smaller discoveries, and our big breakthrough, all occurred while making these movies.

And third, with the exception of a pair of award winning commercials, all the profits we've earned with our innovations, thus far, have been made while making movies.

So, we're movie guys, who invented something for movies. Tested it, in movies you probably know, and made money with it, in movies.

And so, for all these reasons, in conversation, we all tend to spend way too much time talking about how our innovation is going to impact the movie industry – but each of us here fully understands we've actually discovered something far, far bigger. And we believe that, once this genie of ours is out of the bottle, that history won't remember it as a movie innovation at all. Instead, history will remember it as the innovation that transformed the internet. And here's what we mean by that.

Lets' say that this triangle represents all the eyeballs, watching all the screens, in the world.

That's over 50,000 movie theater screens, over a billion television screens, over a billion I-pad & tablet screens, over 2 billion computer screens, and over 2 & a half billion smart-phone screens. For a total of 6.5 billion screens. And, of course, that total is growing at an incredible rate. But it also begs the question of "What's everyone watching?".

Well, here's the breakdown.

Up here at the very top of the pyramid is the world of big-budget cinema – what we like to call “billion dollar” content, because it’s what’s used in movies that bring in a billion or more in box office sales, and in commercials that bring in a billion or more in product sales. And this particular category of cinema can cost from between $1.5 million to $3 million, per minute, to produce.

And that kind of money is spent, because this kind of film-work has that distinct, money-making capability, separate from all other screen content. So, to rake in the big dollars, productions must deliver the ultimate in exotic locations, lavish sets, stunning costumes, mesmerizing cinematography and one-of-a-kind stunts.

Below that, on the pyramid, is the world of medium-budget films and commercials – still looking good, and still capable of selling tickets or products, though nowhere near as much as big-budget cinema. And this level can cost from 350,000.00 dollars to 1.5 million dollars, per minute, to make.

Then below that is lower-budget movies and commercials, and your favorite TV series. These can cost from 100,000 dollars to 350,000 dollars, per minute, to produce.

And below that are more & more levels of screen content made for lower and lower, per minute costs – all the way down to most websites, that just use text and basic graphics.

So, what our innovation does, right now, is cut the cost of producing this most expensive category of content – taking 80% off the price. And this 80% savings, in and of itself, can create some lucrative opportunities, in the short term.

But what’s even more interesting is how this innovation can scale, over a longer term.

Now, what it does not do, is lower the cost of any of these other categories of content. So, you have to keep that in mind. Our innovation only cuts costs up here, on the most expensive type.

But as more production use the innovation, the cost continues to drop for all production using the innovation.

Okay, now, that bares repeating, because it’s a unique dynamic, even for disruptive innovation. As more productions use our innovation, the cost continues to drop, for all productions using our innovation.

And this feedback loop is completed by the fact that, as costs drop – more productions can afford to participate. So, new users lower costs, which bring in more new users.

And the beauty of this math is that there is no point of diminishing return. The price of this “look”, that earns the most money, just keeps dropping and dropping, and taking over more levels of the pyramid, as it does.

So what we’re saying, is that the look of medium-budget films could be going away forever – and so is the look of low-budget films and the look of your favorite TV shows, and the look of everything else you watch on all the screens in your life – on everything we all watch on all the screens in our lives.

And it’s all going to be replaced, by what is, today, considered the big-budget look.

So, some no-budget web series, that plays to some tiny fringe market, is going to look as beautiful and rich as the latest star wars movie. And some local, family owned pizza-parlor will be able to run commercials on the internet. And their commercials will look as good as the most expensive spots that air on the Superbowl.

And this entire upheaval is triggered by one, single, simple discovery – a discovery we look forward to showing you and the world.

So please, take a deep dive into our longer videos and more detailed information so you can invest in us on StartEngine. and then join us on set to take advantage of this opportunity to make big movies with even bigger savings aimed at even bigger profits.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.